Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Deckers Outdoor Corporation

We consent to the use of our report dated February 26, 2004, with respect to the consolidated balance sheets of Deckers Outdoor Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and other Intangible Assets on January 1, 2002.

/s/ KPMG LLP
Los Angeles, California
November 23, 2004